UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                                  Tegna Inc.
(Name of Issuer)

                                  Common Stock
(Title of Class of Securities)

                                  87901J105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                  September 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 21,124,315
9 Sole Dispositive Power 0
10 Shared Dispositive Power 21,124,315

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,315
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 21,124,315
9 Sole Dispositive Power 0
10 Shared Dispositive Power 21,124,315

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,315
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (“Common Stock”) of Tegna, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 8350 Broad St., Suite 2000, Tysons, VA 22102.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”) and (ii) Soohyung Kim (“Mr. Kim” and, together with Standard General, the “Reporting Persons”).  The securities reported herein are beneficially owned by Standard General in its capacity as investment manager to private investment vehicles.  Mr. Kim is a director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) See Item 2(a).

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.  Of the 21,124,315 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons, 12,971,550 shares of Common Stock are currently held for the account of the above-referenced investment vehicles and 8,152,765 shares of Common Stock may be acquired for the account of such investment vehicles upon physical settlement of the swap agreements (the “Swaps”) described in Item 6.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons (the “Subject Shares”) were purchased using working capital of the private investment vehicles for which Standard General serves as investment manager.  The aggregate consideration paid for the Subject Shares, excluding commissions, was approximately $196,038,835.

Item 4.  Purpose of Transaction

The Reporting Persons originally acquired, and continue to hold, the securities reported herein for investment purposes.  Since the Reporting Persons’ initial acquisition of securities of the Issuer, the Reporting Persons have continually reviewed their investment in the Issuer in light of the Issuer’s published financial results and disclosures, changes in the trading price of shares of Common Stock, conditions in the securities market, and general economic and industry conditions and other factors.  The Reporting Persons filed a Schedule 13G on August 14, 2019.  The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G.

Subsequent to the Reporting Person’s 13G filing, the Reporting Persons have observed news articles, disclosures by the Issuer, and third party research reports regarding possible M&A activity relating to the Issuer.

The Reporting Persons have experience as significant shareholders and directors of publicly-listed television broadcasting companies.  Furthermore, the Reporting Persons have a successful track-record of overseeing acquisitions, mergers, and sales processes of publicly-listed television broadcasting companies.

Accordingly, the Reporting Persons now intend to become actively engaged with the Issuer.  These activities may include speaking with management, the board, other shareholders, and third parties to gather information and share the Reporting Persons’ views on the Issuer’s strategic alternatives, including the previously disclosed offers for the Issuer as well any other proposals that may be made to the Issuer.

The Reporting Persons may also formulate plans or proposals regarding the Issuer and its operations, its assets, or its securities. Such plans or proposals may include one or more plans or proposals that relate to the Issuer’s business, management, strategic alternatives and direction, capital structure and allocation, corporate governance, and board composition. In addition, the Reporting Persons may acquire additional securities of the Issuer or may determine to sell, or otherwise dispose of, all or some of the securities of the Issuer presently beneficially owned by the Reporting Persons, in the open market or in private transactions.   Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 6, 2019, that there were 216,654,162 outstanding shares of Common Stock of the Issuer as of July 31, 2019.

(c)  The following tables list the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	8/5/2019	83,000	$15.1068
Open market purchase	8/6/2019	524,199	$14.6994
Open market purchase	8/6/2019	90,000	$14.5931
Open market purchase	8/7/2019	415,000	$14.1224
Open market purchase	8/7/2019	295,000	$14.1735
Open market purchase	8/7/2019	275,000	$13.9607
Open market purchase	8/7/2019	25,000	$13.9950
Open market purchase	8/8/2019	300,000	$14.3236
Open market purchase	8/9/2019	125,000	$14.2421
Open market purchase	8/14/2019	75,000	$13.7198
Open market purchase	8/14/2019	285,000	$13.8473
Open market purchase	8/14/2019	200,000	$13.5290
Open market purchase	8/14/2019	119,000	$13.5016
Open market purchase	8/14/2019	25,000	$13.4600
Open market purchase	9/24/2019	502,324	$15.4209
Open market purchase	9/24/2019	225,000	$15.4411
Open market purchase	9/24/2019	33,166	$15.3091
Open market purchase	9/25/2019	505,000	$15.5644

Transaction	Date	No. Reference Shares	Reference Price Per Share
Establishment of Swap Position	8/1/2019	254,783	$15.2406
Establishment of Swap Position	8/2/2019	443,806	$14.9583
Establishment of Swap Position	8/5/2019	350,000	$15.0872
Establishment of Swap Position	8/6/2019	200,000	$14.6928
Establishment of Swap Position	8/7/2019	100,000	$14.1877

(d)  Not applicable.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date hereof, the Reporting Persons have entered into Swaps with unaffiliated third-party financial institutions that reference 8,152,765 shares of Common Stock. The Swaps have the option to be physically settled as of October 13, 2019.  Accordingly, the referenced shares of Common Stock are reported herein as being beneficially owned by the Reporting Persons..

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 30, 2019
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim